Via EDGAR

April 19, 2007

Attn:	Mr. Craig Wilson
Mr. David Edgar

	Re:	Quantum Corporation Form 10-K for the Fiscal Year Ended March 31, 2006
Filed June 12, 2006
File No. 001-13449

Dear Mr. Edgar:

Reference is made to the comment letter, dated April 13, 2007, received from the Securities and Exchange Commission (the “Commission”) by Quantum Corporation (the “Company”) regarding the Commission’s review of the above-referenced filing. Your letter requested a response from the Company within ten business days of the date of the letter (i.e., by April 27, 2007). In light of the Company’s recent completion of its fiscal year 2007 on March 31, 2007 and the significant amount of time and resources that the Company must devote with respect to year-end matters during the month of April 2007, the Company respectfully requests that it be granted an extension until Friday, May 11, 2007 to provide a response to the comment letter.

Please contact me at 408-944-4460 if you wish to discuss our request for an extension.

Sincerely,

/s/ Shawn D. Hall
Shawn D. Hall
Vice President, General Counsel
Quantum Corporation